October 4, 2021	Key Tower 127 Public Square, Suite 2000 Cleveland, OH 44114-1214 T 216.621.0200 F 216.696.0740 www.bakerlaw.com

Suzanne K. Hanselman direct dial: 216.861.7090 SHanselman@bakerlaw.com

Office of Trade and Services and Construction

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Donald Field, Lilyanna Peyser, Suying Li

and Doug Jones

Re:	Arhaus, Inc., Draft Registration Statement on Form S-1 Submitted on July 30, 2021, CIK No. 0001875444

Ladies and Gentlemen:

On behalf of Arhaus, Inc. (the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) a revised Registration Statement on Form S-1 (the “Registration Statement”). The Company previously submitted to the Commission on September 3, 2021 an Amendment No. 1 to the draft Registration Statement on Form S-1 ( “Submission No. 2”) on a confidential basis. The Registration Statement has been revised to reflect the Company’s responses to the comment letter to Submission No. 2 received on September 23, 2021 from the staff of the Division of Corporation Finance (the “Staff”) of the Commission, and to reflect certain other changes.

In addition, we are providing the following responses to the comment letter dated September 23, 2021 from the Staff. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of the Registration Statement. A copy of the Registration Statement provided to the Staff has been marked against Submission No. 2 to show changes for the convenience of the Staff. Capitalized terms used in our responses below that are not otherwise defined have the meanings ascribed to them in the Registration Statement.

Atlanta    Chicago    Cincinnati    Cleveland     Columbus    Costa Mesa    Dallas    Denver    Houston

Los Angeles    New York    Orlando    Philadelphia    San Francisco    Seattle    Washington, DC    Wilmington

October 4, 2021

Amendment No. 1 to Draft Registration Statement on Form S-1

Competitive Strengths

Superior and Consistent Unit Economics, page 8

1.	Refer to your response to prior comment 10. It does not appear the added definition of “unit-level adjusted EBITDA” on page iii states how the related margin is computed. Please revise accordingly.

The Company has revised its disclosure to remove the metric “unit-level adjusted EBITDA.” In its place, the Company discloses “New Showroom contribution” and related margin. The Company has added a definition of New Showroom contribution on page iii and a reconciliation on page 82.

2.

It appears “unit-level adjusted EBITDA” is a non-GAAP financial measure. Please present the disclosure required by Item 10(e) of Regulation S-K, including a reconciliation to the most directly comparable GAAP financial measure. In this regard, it appears the comparable GAAP measure is “income from operations” presented on your statement of comprehensive income as it appears the non-GAAP measure is intended to represent the direct operations of showrooms and is not indicative of overall company performance and profitability. Further, since the non-GAP measure relates to operations at a showroom level, please remove “EBITDA” from the description of the measure as EBITDA suggests a measure that relates to company wide results. Refer to questions 103.01 and 103.02 of the staff’s “Non-GAAP Financial Measures” Compliance and Disclosure Interpretations (C&DI) for guidance.

As noted above in response to Comment 1, the Company has removed this measure from the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

How We Assess the Performance of Our Business

Net Revenue and Demand, page 76

3.

From your disclosures and responses it appears “demand merchandise revenue” and “merchandise revenue” are equivalent as they both represent retail sales of merchandise. You state in prior comment 3 returned merchandise is reflected in “demand” as an offset against retail sales. However, it is not clear how measures based on “demand merchandise revenue” is reflective of this since “merchandise revenue” as computed on page 77 excludes reserves for returns and discounts. Please advise. Also, tell us how you determined that adding back to net revenue reserves related to returns and discounts does not substitute individually tailored revenue recognition and measurement methods for those of GAAP as it appears these enter into the determination of the merchandise retail sale amount. Refer to the answer to Question 100.04 of the above noted C&DI.

October 4, 2021

In response to this comment, the Company has revised disclosures throughout the Registration Statement to redefine these terms to better describe them. In particular, the Company no longer uses the term “demand merchandise revenue” and simply uses the term “demand” and has replaced the term “demand comparable brand revenue growth” with “ demand comparable growth.” The Company has also renamed “comparable brand revenue growth” as “comparable growth.”

The Company also wishes to clarify that both “demand” and “merchandise revenue” include actual returns as offsets in the applicable period. While merchandise revenue excludes reserves for returns and discounts, no similar concept exists for demand, which is not a GAAP revenue measurement but rather is a measurement of the value of retail orders for merchandise when orders are placed.

With respect to the last part of the Staff’s comment, the Company does not believe that its presentation of merchandise revenue substitutes individually tailored revenue recognition and measurement methods for those of GAAP. In particular, the Company notes the following:

•

Merchandise revenue is utilized by the Company primarily to disclose growth rates between periods and assess trends in sales of its primary products. Other than solely for purposes of providing the required reconciliation on page 80, the Company notes that it does not disclose merchandise revenue in a dollar amount as an alternative to revenue.

•

For purposes of providing the comparable growth rate, the Company believes it is important to focus on the revenue that most directly results from the sale of its products. The items excluded from merchandise revenue, which have the net effect of reducing net revenue because the largest exclusion relates to delivery income, serve this purpose. With respect to the particular exclusion referenced in the Staff’s comment – reserves for returns and discounts – the Company notes that this adjustment may be positive or negative as illustrated by the reconciliation on page 80 because it is based on various factors, such as historical experience, not directly tied to merchandise sales in the applicable period. Therefore, the Company believes the presentation is appropriate.

To further avoid any confusion by investors, however, as noted above, the Company has relabeled “comparable brand revenue growth” as “comparable growth.” The Company has also revised its disclosure on page 79 to further explain the rationale for excluding these items.

October 4, 2021

4.

You add back “private label credit card fees and rebates” and “worry free warranty fees” as adjustments in calculating the “merchandise revenue” measure. Please explain to us and expand your disclosure to discuss the nature of these adjustments and your basis for including such amounts in “merchandise revenue.”

For the same reasons noted above in response to Comment 3, the Company believes these adjustments are appropriate. For purposes of providing the relevant growth rate metric, the Company believes it is important to focus on the revenue that most directly results from the sale of its products. With respect to the items noted in the Staff’s comment, private label credit card fees and rebates and worry free warranty fees are dependent on the clients’ method of payment or non-merchandise inventory items.

Adjusted EBITDA, page 78

5.

You disclose your “adjusted EBITDA” non-GAAP measure omits items that are not reflective of underlying operating performance. Please clarify why you do not consider the new showroom opening expenses to be normal, recurring, cash operating expenses necessary to operate your business when these costs have been incurred every quarter since March, 2019, showrooms appear to be integral to your operations and you plan to continue to increase your number of showrooms for the foreseeable future. Refer to Question 100.01 of the staff’s Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

The Company no longer adjusts for new showroom operating expenses and has revised its disclosure on pages iii, 81 and 91 accordingly.

Statement of Consolidated Comprehensive Income Data, page 80

6.	Please present with equal or greater prominence the GAAP measure comparable to the non-GAAP measure “adjusted EBITDA as a % of net revenue.” Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

The Company has revised its disclosure on page 84 in response to the Staff’s comment.

Comparison of the Six Months Ended June 30, 2021 and June 30, 2020

7.

Please expand your discussion to explain the causes of the greater than 10% increase in gross margin as a percentage of net revenue in the six months ended June 30, 2021 as compared to the percentage in the six months ended June 30, 2020 and the relative contribution of each cause to the increase. Consider similar analysis for the annual period as there is a greater than 10% increase in that period’s gross margin percentage as well.

October 4, 2021

The Company has revised its disclosure to explain the increase in gross margin as a percentage of net revenue for the six-month period and the annual period on pages 84 and 86, respectively, in response to the Staff’s comment.

Results of Operations

Comparison of the Years Ended December 31, 2020 and December 31, 2019, page 82

8.

Refer to your response to prior comment 21. From your disclosure under “Gross margin” the aggregate of lower costs of $5.2 million attributable to strategic sourcing and lower costs as a result of temporary showroom closings was partially offset by higher credit card fees of $4.0 million. This does not materially explain the $10.6 million decrease in cost of goods sold or the reason for the inverse relationship it has with revenue when a direct relationship is expected. Please expand your disclosure as appropriate following the guidance in Item 303(a), (b) and (b)(2)(i) and (ii) of Regulation S-K and section III of Release No. 33-8350. Given the materiality of cost of goods sold to your results of operations, consider discussing material changes in cost of goods sold in a separate section for greater transparency to investors. Please consider the preceding in regard to the change in cost of goods sold for the interim period as the gross margin analysis for that period appears to only explain $15.0 million of the approximately $68.0 million change in cost of goods sold for the period.

The Company has revised its disclosure on page 86 regarding the changes impacting gross margin.

The Company continues to believe its presentation and analysis of gross margin is the most appropriate manner to address these items and is consistent with the presentation of its peers. As it has done with the revised disclosure, as a component of its gross margin discussion, the Company will continue to analyze and disclose as appropriate changes in cost of goods sold between periods that are not materially in proportion with changes in revenue.

Liquidity and Capital Resources

Net cash provided by operating activities, page 85

9.

Refer to your response to prior comment 22 and disclosure of the changes in net cash provided by operating activities for both the interim and annual periods. It appears operating cash is not impacted by the non-cash items referred to. Also, there is no discussion of the underlying factors affecting changes in working capital and the consequent impact on cash. Please revise your disclosure as appropriate following the guidance in the introductory paragraph of section IV.B and paragraph B.1 of SEC Release No. 33-8350.

October 4, 2021

The Company has revised its disclosure on page 89 to discuss changes impacting working capital and the consequent impact on cash.

We hope the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (216) 861-7090 with any questions or further comments you may have regarding this submission or if you wish to discuss the above.

Sincerely,

/s/ Suzanne K. Hanselman
Suzanne K. Hanselman
Partner